

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER

8-10948



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2002 (MM/DD/YY) **AND ENDING** JUNE 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GOWELL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 FEDERAL STREET
(No. and Street)

BOSTON	MA	02108
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN GEORGE — 617-423-1472
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP
(Name - if individual, state *last, first, middle name*)

90 CANAL STREET	BOSTON	MA	02114
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 26 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I DAVID GOWELL swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOWELL SECURITIES CORPORATION as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public MY COMMISSION EXPIRES
APRIL 2, 2004

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOWELL SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2003 AND 2002

GOWELL SECURITIES CORPORATION

Years Ended June 30, 2003 and 2002

Table of Contents



BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Shareholders
Gowell Securities Corporation
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Gowell Securities Corporation (the "Company") as of June 30, 2003 and 2002, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gowell Securities Corporation as of June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
August 7, 2003

GOWELL SECURITIES CORPORATION
Statements of Financial Condition
June 30, 2003 and 2002

	2003	2002
Assets		
Cash and cash equivalents	$ 805,854	$ 537,733
Cash segregated for the exclusive benefit of customers	6,000	6,000
Deposits with clearing organizations and others	302,690	300,040
Receivables:		
Brokers and clearing organizations	333,685	425,801
Income taxes receivable	30,840	-
Firm securities, at market value	12,775	19,354
Firm investments	3,300	3,300
Stock borrowed	43,800	22,500
Prepaid expenses	14,752	6,993
Exchange membership, at market value	60,000	94,500
Property and equipment, net	7,189	5,292
Deferred tax asset	1,137	1,137
Total assets	$ 1,622,022	$ 1,422,650
Liabilities and Shareholders' Equity		
Payables:		
Brokers and clearing organizations	$ 68,697	$ 11,385
Securities sold not yet purchased, at market value	-	3,438
Unsettled principal transactions	559	22,449
Customer ledger	11,105	-
Accounts payable and accrued expenses	30,194	35,120
Accrued income taxes	-	42,067
Accrued profit sharing plan	100,000	-
Total liabilities	210,555	114,459
Shareholders' equity:		
Common stock, $5 par value, 30,000 shares authorized, 21,010 shares issued and 19,340 outstanding	105,050	105,050
Additional paid-in capital	153,600	153,600
Retained earnings	1,173,872	1,070,596
Less: Treasury stock, 1,670 shares, at cost	(21,055)	(21,055)
Total shareholders' equity	1,411,467	1,308,191
Total liabilities and shareholders' equity	$ 1,622,022	$ 1,422,650

The accompanying notes are an integral part of these financial statements.

GOWELL SECURITIES CORPORATION
Statements of Income
Years Ended June 30, 2003 and 2002

	2003	2002
Revenues:		
Commissions and fees	$ 2,508,049	$ 2,693,340
Interest income	5,418	9,296
Net dealer trading loss	(111,808)	(249,352)
Total revenues	2,401,659	2,453,284
Expenses:		
Employee compensation and benefits	1,487,437	1,455,028
Commissions and clearance	288,642	367,574
General and administrative expenses	253,301	226,162
Occupancy	65,965	64,289
Communications	56,807	53,208
Legal and accounting	15,671	26,706
Promotional costs	19,627	15,753
Depreciation and amortization	2,433	5,257
Total operating expenses	2,189,883	2,213,977
Other income (expense):		
Boston Stock Exchange lease income	1,090	820
Loss on sale of Boston Stock Exchange seat	(24,000)	2,000
Impairment loss of Boston Stock Exchange seats	(18,000)	-
Total other income (expense)	(40,910)	2,820
Net income before income taxes	170,866	242,127
Provision for income taxes	(67,590)	(98,125)
Net income	$ 103,276	$ 144,002

The accompanying notes are an integral part of these financial statements.

GOWELL SECURITIES CORPORATION
Statements of Changes in Shareholders' Equity
Years Ended June 30, 2003 and 2002

	2003	2002
Balance, beginning of year	$ 1,308,191	$ 1,164,189
Net income	103,276	144,002
Balance, end of year	$ 1,411,467	$ 1,308,191

GOWELL SECURITIES CORPORATION
Statements of Cash Flows
Years Ended June 30, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 103,276	$ 144,002
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain (loss) on trading securities	(28,784)	21,758
Depreciation and amortization	2,433	5,257
(Gain) loss on sale of exchange seat	24,000	(2,000)
Impairment loss of Boston Stock Exchange seats	18,000	-
(Increase) decrease in assets:		
Receivables	92,116	1,861
Securities owned, at cost	35,363	36,318
Prepaid expense	(7,759)	(2,638)
Deposits with clearing organizations and others	(2,650)	(100,000)
Stock borrowed	(21,300)	(22,500)
Increase (decrease) in liabilities:		
Broker and clearing organizations	57,312	504
Securities sold, at cost	(3,438)	1,857
Unsettled principal transactions	(21,890)	21,832
Customer ledger	11,105	-
Accrued expenses	(4,926)	(5,121)
Accrued profit sharing plan	100,000	-
Accrued income taxes	(72,907)	33,355
Net cash provided by operating activities	279,951	134,485
Cash flows from investing activities:		
Purchase of investments	(26,500)	(82,000)
Acquisition of property and equipment	(4,330)	(1,348)
Proceeds from sale of exchange seats	19,000	-
Net cash used in investing activities	(11,830)	(83,348)
Net increase in cash and cash equivalents	268,121	51,137
Cash and cash equivalents, beginning of year	543,733	492,596
Cash and cash equivalents, end of year	$ 811,854	$ 543,733
Cash paid during the year for:		
Income taxes	$ 98,430	$ 56,230

The accompanying notes are an integral part of these financial statements.

GOWELL SECURITIES CORPORATION
Notes to Financial Statements
Years Ended June 30, 2003 and 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
Gowell Securities Corporation (the "Company"), a Massachusetts corporation, engages in securities brokerage and principal trading activities on a self-clearing basis. Commission revenue is generated from the execution of trades for approximately twenty individual accounts through one institutional client.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid debt instruments with a maturity of 90 days or less to be cash equivalents.

Revenue recognition
Commissions and fees are recorded upon settlement of executed security transactions.

Securities Transactions
Security transactions are recorded on a trade date basis. Revenues and related expenses for transactions executed, but unsettled, are accrued on a trade date basis. Securities owned and securities sold, but not yet purchased, are valued at market and unrealized gains and losses are reflected in income. Realized gains and losses for transactions executed, but unsettled, are accrued on a trade date basis.

Stock Borrowed Activities
During the normal course of business the Company borrows securities, which are recorded at the amount of cash collateral advanced.

Property and Equipment
Property and Equipment is recorded at cost. Depreciation is recorded using the straight-line over the useful lives of the related assets, which are five years. Routine repairs and maintenance are expensed as incurred.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, *Accounting for Income Taxes*. Deferred income taxes are computed using the liability method under which deferred tax assets and liabilities are determined based upon the differences between the accounting methods used for financial reporting and those used for income tax reporting.

Exchange Memberships
Exchange memberships owned by the Company are stated at the lower of cost or market value. Due to a reduction in the market value of seats on the Boston Stock Exchange, the Company adjusted the carrying value of its assets by recording an impairment loss of $18,000 for the year ended June 30, 2003 under Statement of Financial Accounting Standards No. 144 (SFAS 144), *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of.*

GOWELL SECURITIES CORPORATION
Notes to Financial Statements
Years Ended June 30, 2003 and 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising
The Company expenses advertising costs as incurred.

Fair Value of Financial Instruments
Financial instruments consist principally of cash and cash equivalents, accounts receivable, memberships and accounts payable. The estimated fair value of these financial instruments approximates their carrying value due to the short term nature of these instruments.

Concentration of Credit Risk and Significant Customers
Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with primarily one institution which management believes is of high credit quality. During 2003 and 2002, approximately 90% of the Company's commission revenue is provided by one customer.

NOTE 2 - RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving the trading of securities. They consist of fail to deliver and receive items representing the contract value of securities not delivered or received on settlement date. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided for.

NOTE 3 - FIRM SECURITIES

The Company's proprietary investment trading accounts are summarized below:

	Cost		Market	
June 30, 2003	Owned	Securities sold, not yet owned	Owned	Securities sold, not yet owned
Trading Account	$ 44,943	$ -	$ 12,475	
Specialist Account	300	-	300	
	$ 45,243	$ -	$ 12,775	$ -
June 30, 2002				
Trading Account	$ 54,646	$ (3,440)	$ 13,397	$ (3,438)
Specialist Account	7,192	-	5,957	-
	$ 61,838	$ (3,440)	$ 19,354	$ (3,438)

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to purchase the security in the market at prevailing prices.

GOWELL SECURITIES CORPORATION
Notes to Financial Statements
Years ended June 30, 2003 and 2002

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are summarized below:

	2003	2002
Furniture and fixtures	$ 53,433	$ 49,102
Accumulated depreciation	(46,244)	(43,810)
	$ 7,189	$ 5,292

Depreciation expense was $ 2,433 and $5,257 for the years ended June 30, 2003 and 2002, respectively.

NOTE 5 - NON-CONTRIBUTORY PROFIT-SHARING PLAN

The Company has a profit-sharing plan (the "Plan") that covers all eligible Company employees. Contributions to the Plan are at the discretion of the Board of Directors. The Company accrued and expensed $100,000 to the Plan during the fiscal year ended June 30, 2003 and contributed $100,000 during fiscal year 2002.

NOTE 6 - FEDERAL AND STATE INCOME TAXES

The components of the provision for income taxes in the accompanying Statements of Income are as follows:

	2003	2002
State tax expense	$ 20,979	$ 27,648
Deferred state tax expense	-	-
Federal tax expense	46,611	70,477
Deferred federal tax benefit	-	-
	$ 67,590	$ 98,125

Deferred income taxes reflect the tax effect of temporary differences between the financial reporting basis of the Company's assets and liabilities, and resulting differences in timing of tax expenses and benefit for financial reporting as compared to tax reporting. The temporary differences consist primarily of depreciation.

GOWELL SECURITIES CORPORATION
Notes to Financial Statements
Years ended June 30, 2003 and 2002

NOTE 6 - FEDERAL AND STATE INCOME TAXES (Continued)

Components of the deferred tax asset are as follows:

	2003	2002
Deferred tax asset	$ 1,137	$ 1,137
Deferred tax liability	-	-
Net deferred tax asset	$ 1,137	$ 1,137

The Company has not provided for a valuation allowance because the deferred tax asset is expected to be realized through anticipated taxable income from future operations.

NOTE 7 – COMMITMENTS

Operating Leases
The Company entered into a five year non-cancelable operating lease agreement, effective September 1, 2000 for its main office facility in Boston, Massachusetts that requires monthly rent payments of $3,822. The Company also entered into a month to month lease agreement, effective October 1, 2003, for a corporate apartment requiring monthly payments of $1,600.

The following is a schedule of future minimum rental payments, for the main office facility, for the next five years and in the aggregate required under the above operating leases as of June 30, 2003:

June 30	Amount
2004	$ 45,864
2005	45,864
2006	7,645
Total	$ 99,373

In February 2002, the Company entered into an agreement to lease one of their exchange memberships on a monthly basis.

GOWELL SECURITIES CORPORATION
Notes to Financial Statements
Years ended June 30, 2003 and 2002

NOTE 8 - NET CAPITAL REQUIREMENTS

Pursuant to the rules of the Securities and Exchange Commission (the "SEC"), Uniform Net Capital Rules which requires the Company to maintain a minimum net capital of $250,000 or 1/15th of aggregate indebtedness at June 30, 2003, whichever is greater. At June 30, 2003, net capital computed in accordance with the rules of the SEC amounted to $1,291,184 and net capital in excess of the minimum was $1,041,184. At June 30, 2002, net capital computed in accordance with the rules of the SEC was $1,186,053 and net capital in excess of the minimum was $936,053.

No material differences existed between the audited net capital computation and the computation prepared by Gowell Securities as of June 30, 2003.

NOTE 9 - FORM X-17A-5

Pursuant to SEC Rule 17A-5, a copy of the Company's most recent annual audit report (June 30, 2003) is available for examination at the principal office of the Company and at the regional office of the SEC.



BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Shareholder
Gowell Securities Corporation
Boston, Massachusetts

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Gowell Securities Corporation ("the Company") for the year ended June 30, 2003, we considered its internal control structure including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15(c)(3)-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies, which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
August 7, 2003

GOWELL SECURTIES CORPORATION
Computation of Net Capital Pursuant to Rule 15c3-1
June 30, 2003

Total shareholders' equity	$ 1,411,467
Less: Non-allowable assets	118,367
Net capital before haircuts on securities	1,293,100
Less: Haircuts on securities	(1,916)
Net capital	1,291,184
Minimum net capital requirement:	250,000
Excess net capital	$ 1,041,184
Aggregate indebtedness	$ 210,555
Percentage of aggregate indebtedness to net capital	20.22%

GOWELL SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Pursuant
To Rule 15c3-3
June 30, 2003

Total Credits	$ -
Total 15(c)(3)-3 Debits	-
Net Amount in Reserve Bank	$ 6,000

No material differences exist between the audited computation of the 15(c)(3)-3 reserve requirements and the corresponding unaudited computation filed by the Company on SEC Form X-17A-5 as of June 30, 2002 on July 23, 2003.

GOWELL SECURITIES CORPORATION
Segregation Requirements and Funds in Segregation
June 30, 2003

NOTHING TO REPORT